UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Federal-Mogul Holdings Corporation

(Name of Subject Company)

Federal-Mogul Holdings Corporation

(Name of Person(s) Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

313549404

(CUSIP Number of Class of Securities)

Michelle Epstein Taigman

Senior Vice President, General Counsel and Secretary

27300 West 11 Mile Road

Southfield, Michigan 48034

248-354-7063

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Bruce A. Toth

Winston & Strawn LLP

35 West Wacker Drive

Chicago, Illinois 60601

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

The pre-commencement communication filed under cover of this Schedule 14D-9 relates to a planned tender offer by IEH FM Holdings LLC, a Delaware limited liability company (the “Offeror”), and American Entertainment Properties Corp., a Delaware corporation (“AEP”), for all of the issued and outstanding shares of common stock, par value $0.01 per share, of Federal-Mogul Holdings Corporation (the “Company”), pursuant to an Agreement and Plan of Merger, dated as of September 6, 2016, by and among the Offeror, AEP and the Company.

Important Additional Information

The tender offer for the purchase of the issued and outstanding shares of the Company’s common stock described in this document has not yet commenced. This document is not an offer to purchase nor a solicitation of an offer to sell securities. The tender offer transaction to be commenced by the Offeror will be made pursuant to a tender offer statement on Schedule TO (including the Offer to Purchase, a related Letter of Transmittal, a joint Schedule 13E-3 and other offer materials) filed by Offeror with the U.S. Securities and Exchange Commission ( the “SEC”). In addition, The Company will file a Solicitation/Recommendation statement on Schedule 14D-9 with the SEC related to the tender offer. Prior to making any decision regarding the tender offer, stockholders are strongly advised to read the Schedule TO (including the Offer to Purchase, a related Letter of Transmittal, the joint Schedule 13E-3 and other offer materials) and the related Solicitation/Recommendation statement on Schedule 14D-9. Stockholders will be able to obtain the Schedule TO (including the Offer to Purchase, a related Letter of Transmittal, the joint Schedule 13E-3 and other offer materials) and the related Solicitation/Recommendation statement on Schedule 14D-9 at no charge on the SEC’s website at www.sec.gov. In addition, the Schedule TO (including the Offer to Purchase, a related Letter of Transmittal, the joint Schedule 13E-3 and other offer materials) and the related Solicitation/Recommendation statement on Schedule 14D-9 may be obtained free of charge from the information agent for the tender offer. Stockholders may also obtain, at no charge, any such documents filed with or furnished to the SEC by the Company under the “Investor Relations” section of The Company’s website at www.federalmogul.com. STOCKHOLDERS ARE ADVISED TO READ THESE DOCUMENTS, INCLUDING ANY SOLICITATION/RECOMMENDATION STATEMENT OF THE COMPANY AND ANY AMENDMENTS THERETO, AS WELL AS ANY OTHER DOCUMENTS RELATING TO THE TENDER OFFER THAT ARE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE, PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO WHETHER TO TENDER THEIR SHARES INTO THE TENDER OFFER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE TENDER OFFER.

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Joint Press Release issued by FDML and Icahn Enterprises L.P. on September 6, 2016